EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Company	State of Incorporation

Deep Down, Inc.	Delaware
ElectroWave USA, Inc.	Nevada
Mako Technologies, LLC	Nevada
Flotation Technologies, Inc.	Maine
Deep Down International Holdings, LLC	Nevada